MILESTONE INTERNATIONAL, CORP.

9 Tankovaya Street, Ste. 2

Kaliningrad, Russia, 236038

Telephone +40312210477

E-mail: milestoneinternationalcorp@gmail.com

March 10, 2014

Ms. Wray and Mr. Shuman

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Milestone International, Corp.

       Amendment No.4 to Registration Statement on Form S-1

       Filed on February 6, 2014

       File No. 333-190726

Dear Ms. Wray and Mr. Shuman:

Further to your letter dated February 20, 2014, concerning the deficiencies in Amendment No. 4 to Registration Statement on Form S-1 filed on February 6, 2014 we provide the following responses:

General

Response to comment #1:  In response to this comment we revised our disclosure and added a risk factor as requested:

Because our offering is a best efforts offering with no minimum and we currently have limited assets and operations there is a risk that that we may be deemed a “shell company”. If we are deemed a “shell company” shares of our common stock that have not been registered under the Securities Act of 1933, as amended, regardless of whether such shares are restricted or unrestricted, will be  subject to resale restrictions imposed by Rule 144, including those set forth in Rule 144(i) which apply to a “shell company.” In addition, any shares of our common stock that are held by affiliates, including any received in a registered offering, will be subject to the resale restrictions of Rule 144(i).

Because our offering is a best efforts offering with no minimum and we currently have limited assets and operations there is a risk that that we may be deemed a “shell company”. Pursuant to Rule 144 of the Securities Act of 1933, as amended (“Rule 144”), a “shell company” is defined as a company that has no or nominal operations; and, either no or nominal assets; assets consisting solely of cash and cash equivalents; or assets consisting of any amount of cash and cash equivalents and nominal other assets. As such, if we are deemed to be  a “shell company” pursuant to Rule 144 sales of our securities pursuant to Rule 144 will  not be able to be made until 1) we have ceased to be a “shell company"; 2) we are subject to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; 3) and have filed all of our required periodic reports for at least the previous one year period prior to any sale pursuant to Rule 144; and a period of at least twelve months has elapsed from the date “Form 10 information” has been filed with the Commission reflecting the Company’s status as a non-“shell company.” If less than 12 months has elapsed since the Company ceases being a “shell company”, then only registered securities can be sold pursuant to Rule 144. Therefore, if we are deemed a “shell company” any restricted securities we sell in the future or issue to consultants or employees, in consideration for services rendered or for any other purpose will have no liquidity until and unless such securities are registered with the Commission and/or until a year after we cease to be a “shell company” and have complied with the other requirements of Rule 144, as described above. As a result, it may be harder for us to fund our operations and pay our consultants with our securities instead of cash. Furthermore, it will be harder for us to raise funding through the sale of debt or equity securities unless we agree to register such securities with the Commission, which could cause us to expend additional resources in the future. If we are deemed a “shell company” our status as a “shell company” could prevent us from raising additional funds, engaging consultants, and using our securities to pay for any potential future acquisitions (although none are currently planned), which could cause the value of our securities, if any, to decline in value or become worthless. Lastly, any shares held by affiliates, including shares received in any registered offering, will be subject to the resale restrictions of Rule 144(i).

Business, page 25

Response to comment #2: In response to this comment we revised the disclosure as requested and deleted all references to “***” throughout the prospectus.

Please direct any further comments or questions you may have to the company at milestoneinternationalcorp@gmail.com or W. Scott Lawler 4960 S. Gilbert Ave., Ste. 1-11 Chandler, AZ 85249 tel: (602) 466-3666, e-mail address  WSL@boothudall.com

Thank you.

Sincerely,

/S/ Yahor Bryshtsel

Yahor Bryshtsel, Director